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                                                                    EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

THE BOARD OF DIRECTORS
CS Wireless Systems, Inc.:

    We consent to the use of our report dated March 22, 1996, on the statements of operations, stockholders' deficit, and cash flows of Metropolitan Cablevision, Inc. for the period from March 1, 1993 to June 3, 1993, included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

    Our report contains an emphasis paragraph that states that subsequent to period end, Metropolitan Cablevision, Inc.'s ("Cablevision") creditors foreclosed on and sold the assets of Cablevision. As a result, Cablevision recorded a write-down in the year ended February 28, 1993 to reflect the permanent impairment of its assets.

                                          KPMG PEAT MARWICK LLP


Dallas, Texas
January 21, 1997